January 4, 2011
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Re:	H&R Block, Inc. Form 10-K for the fiscal year ended April 30, 2010 Form 10-Q for the quarter ended July 31, 2010 File No. 1-6089
Dear Mr. Spirgel:
Due to scheduling conflicts during the holiday week, we would like to request an extension of the deadline to file our response to your most recent letter dated December 17, 2010. We will file our response on or before Monday, January 10, 2011 via EDGAR. Thank you.
Sincerely,

/s/ Colby Brown
Corporate Controller
H&R Block, Inc.
cc:	Jeffrey T. Brown, Chief Financial Officer Jim Ash, Interim General Counsel Howard Cohen, Partner, Deloitte & Touche LLP David Baker Lewis, Audit Committee Chairman